FORM 27
MATERIAL CHANGE REPORT

     SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
127 Via de Tesoros
Los Gatos, California 95032

Item Two - Date of Material Change

October 3, 2002

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On October 3, 2002, NovaGold Resources Inc. reported results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Item Five - Full Description of Material Change

On October 3, 2002, NovaGold Resources Inc. reported results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  New core holes south of the Acma Deposit intersect the greatest concentration of gold mineralization in 2002 program at over 800 gram-meters grade-thickness.

  The current drill program is on-track for NovaGold to earn its 70% interest in the Donlin Creek Gold Project from Placer Dome this month.

  An interim resource estimate update is in process and is also anticipated to be completed this month.

Pre-Feasibility Drilling Accelerated, Project Economics Continue to Improve

The in-pit expansion drilling and drilling on new target areas continue to return excellent results. The new gold mineralization discovered during the current drill program will add significantly to the overall gold resource at Donlin Creek. In particular, drilling within the modeled Acma pit as defined by the March 2002 Scoping Study has found new high-grade gold mineralization that will increase the gold resource and reduce the waste-to-ore strip ratio, thereby improving the project economics significantly from the base case scenario.

The current Pre-Feasibility drill program is on-track for NovaGold to have spent its required US$10 million in exploration expenditures and earn its 70% interest in the Donlin Creek Gold Project from Placer Dome this month. NovaGold is currently working on an interim resource estimate update that should also be completed this month.

To date, 235 drill holes (102 core holes and 133 rotary holes) have been drilled this year for a total of 31,300 meters (103,000 feet) in 2002. Two additional core drill rigs have been mobilized to site to accelerate the Pre-Feasibility drilling and complete an additional 30,000 meters (100,000 feet) of drilling by December. There are now a total of 4 diamond core drill rigs and 1 reverse circulation rig working on the project.

Acma Expansion Drilling Hits Best Intercepts Yet in 2002

The first results from the 100 meter by 100 meter step-out expansion drilling directly south of the Acma deposit have hit very exciting gold mineralization. Two of these drill holes have intersected the greatest concentration of gold as measured by grade times intercept thickness for the 2002 program. Using only intervals greater than 3 g/t gold, drill holes DC02-859 and DC02-863 both returned a total contained gold grade-thickness of over 800 gram-meters.

The area south of Acma falls within the Scoping Study modeled pit boundaries but prior to these results only had a few-scattered drill holes within it. Highlight results from the first of eight diamond core holes in this area include: DC02-859 which intersected nine significant mineralized gold intervals including 31.6 meters grading 7.4 g/t and 34.0 meters grading 5.6 g/t gold; DC02-860 with two significant intercepts including 20.3 meters grading 7.9 g/t gold; DC02-861 which intersected four significant intervals including 16.0 meters grading 6.4 g/t, 30.0 meters grading 9.0 g/t and 15.5 meters grading 4.5 g/t; DC02-863 which intersected eight significant intervals including 15.4 meters grading 6.3 g/t, 41.0 meters grading 6.1 g/t and 26.2 meters grading 5.9 g/t gold; and finally DC02-864 which intersected seven significant intervals including 27.2 meters grading 4.2 g/t, 12.0 meters grading 7.8 g/t and 22 meters grading 3.6 g/t gold. Additional assays are still pending from this area and the mineralization remains open.

Additional follow-up drilling at the new Akivik discovery has intersected additional high-grade gold mineralization. High grade intercepts between Akivik and Acma has been followed up with additional holes designed to determine the geometry and controls to this high-grade sediment hosted gold mineralization. Results from two additional core holes include: DC02-856 which intersected 6.9 meters grading 20.8 g/t and DC02-858 which intersected 3.9 meters grading 12.6 g/t and 7.7 meters grading 3.9 g/t gold further demonstrate the continuity of this exciting shallow, high-grade gold zone. Further follow-up drilling is planned in this area to define the extent of this high-grade zone.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880. A table entitled "New Donlin Creek Summary Drill Results and Sample Protocol was included in the release.

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Marked drill holes indicate some final assays are still pending.

Mine engineering field work has been initiated at Donlin with geotechnical studies on the tailings impoundment site, the facility site, including studies for the upgrade of the main road access to the property. Environmental baseline studies for mine permitting including subsurface water and air monitoring have also been initiated as well as ongoing surface water studies. Plant and wildlife studies have also been initiated as part of the permitting process.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange. Financial reports and other information and other information are available at www.novagold.net.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 4th day of October, 2002 at Halifax, Nova Scotia by Janice A.Stairs, Corporate Secretary.

News Release	Toronto Stock Exchange: NRI U.S. OTC Symbol: NVGLF

Donlin Drilling Hits Best Intercepts This Year

October 3rd, 2002, Vancouver – NovaGold Resources Inc. is pleased to report results from the continuing Pre-Feasibility and exploration program at the Donlin Creek gold deposit.

Highlights

  New core holes south of the Acma Deposit intersect the greatest concentration of gold mineralization in 2002 program at over 800 gram-meters grade-thickness.
  The current drill program is on-track for NovaGold to earn its 70% interest in the Donlin Creek Gold Project from Placer Dome this month.
  An interim resource estimate update is in process and is also anticipated to be completed this month.

Pre-Feasibility Drilling Accelerated, Project Economics Continue to Improve

The in-pit expansion drilling and drilling on new target areas continue to return excellent results. The new gold mineralization discovered during the current drill program will add significantly to the overall gold resource at Donlin Creek. In particular, drilling within the modeled Acma pit as defined by the March 2002 Scoping Study has found new high-grade gold mineralization that will increase the gold resource and reduce the waste-to-ore strip ratio, thereby improving the project economics significantly from the base case scenario.

The current Pre-Feasibility drill program is on-track for NovaGold to have spent its required US$10 million in exploration expenditures and earn its 70% interest in the Donlin Creek Gold Project from Placer Dome this month. NovaGold is currently working on an interim resource estimate update that should also be completed this month.

To date, 235 drill holes (102 core holes and 133 rotary holes) have been drilled this year for a total of 31,300 meters (103,000 feet) in 2002. Two additional core drill rigs have been mobilized to site to accelerate the Pre-Feasibility drilling and complete an additional 30,000 meters (100,000 feet) of drilling by December. There are now a total of 4 diamond core drill rigs and 1 reverse circulation rig working on the project.

Acma Expansion Drilling Hits Best Intercepts Yet in 2002

The first results from the 100 meter by 100 meter step-out expansion drilling directly south of the Acma deposit have hit very exciting gold mineralization. Two of these drill holes have intersected the greatest concentration of gold as measured by grade times intercept thickness for the 2002 program. Using only intervals greater than 3 g/t gold, drill holes DC02-859 and DC02-863 both returned a total contained gold grade-thickness of over 800 gram-meters. The area south of Acma falls within the Scoping Study modeled pit boundaries but prior to these results only had a few-scattered drill holes within it. Highlight results from the first of eight diamond core holes in this area include: DC02-859 which intersected nine significant mineralized gold intervals including 31.6 meters grading 7.4 g/t and 34.0 meters grading 5.6 g/t gold; DC02-860 with two significant intercepts including 20.3 meters grading 7.9 g/t gold; DC02-861 which intersected four significant intervals including 16.0 meters grading 6.4 g/t, 30.0 meters grading 9.0 g/t and 15.5 meters grading 4.5 g/t; DC02-863 which intersected eight significant intervals including 15.4 meters grading 6.3 g/t, 41.0 meters grading 6.1 g/t and 26.2 meters grading 5.9 g/t gold; and finally DC02-864 which intersected seven significant intervals including 27.2 meters grading 4.2 g/t, 12.0 meters grading 7.8 g/t and 22 meters grading 3.6 g/t gold. Additional assays are still pending from this area and the mineralization remains open.

Additional follow-up drilling at the new Akivik discovery has intersected additional high-grade gold mineralization. High grade intercepts between Akivik and Acma has been followed up with additional holes designed to determine the geometry and controls to this high-grade sediment hosted gold mineralization. Results from two additional core holes include: DC02-856 which intersected 6.9 meters grading 20.8 g/t and DC02-858 which intersected 3.9 meters grading 12.6 g/t and 7.7 meters grading 3.9 g/t gold further demonstrate the continuity of this exciting shallow, high-grade gold zone. Further follow-up drilling is planned in this area to define the extent of this high-grade zone.

Drill hole location maps showing the Donlin Creek target areas are available for download on the NovaGold website at the following link: http://www.novagold.net/s/Projects.asp?PropertyInfoID=880

New Donlin Creek Summary Drill Results and Sample Protocol

		Length	Gold	Length	Gold	Type	Area	Objective
DHID	Interval(m)	(m)	(g/t)	(ft)	(oz/t)
DC02-857	141.9 to 158.0	16.1	3.13	52.8	0.09	Core	South of Acma	Step-Out
	177.5 to 208.0	30.6	3.77	100.2	0.11
DC02-859	74.0 to 88.0	14.0	4.40	45.9	0.13	Core	South of Acma	Step-Out
	119.1 to 122.1	3.0	12.29	9.8	0.36
	148.0 to 158.2	10.2	3.26	33.6	0.10
	262.4 to 294.0	31.6	7.42	103.7	0.22
	340.0 to 374.0	34.0	5.59	111.5	0.16
	404.0 to 414.0	10.0	4.92	32.8	0.14
	420.0 to 431.0	11.0	2.61	36.1	0.08
	435.0 to 443.1	8.1	4.37	26.5	0.13
	452.2 to 459.7	7.6	6.68	24.8	0.19
DC02-860	151.0 to 157.0	6.0	5.61	19.7	0.16	Core	South of Acma	Step-Out
	178.0 to 198.3	20.3	7.86	66.6	0.23
DC02-861	178.0 to 194.0	16.0	6.44	52.5	0.19	Core	South of Acma	Step-Out
	388.0 to 418.0	30.0	9.03	98.4	0.26
	452.5 to 457.0	4.5	4.11	14.8	0.12
	488.0 to 503.5	15.5	4.51	50.7	0.13
DC02-862*	146.0 to 159.1	13.1	3.35	43.0	0.10	Core	South of Acma	Step-Out
	232.8 to 238.4	5.6	5.41	18.5	0.16
DC02-863*	61.3 to 67.0	5.7	4.28	18.8	0.12	Core	South of Acma	Step-Out
	154.0 to 169.5	15.4	6.31	50.6	0.18
	266.0 to 277.0	11.0	5.72	36.1	0.17
	301.9 to 309.0	7.1	5.37	23.2	0.16
	317.0 to 358.0	41.0	6.12	134.6	0.18
	374.0 to 388.0	14.0	5.91	45.9	0.17
	410.8 to 437.0	26.2	5.90	85.9	0.17
	482.1 to 488.0	5.9	9.06	19.3	0.26
DC02-864*	22.7 to 27.7	5.1	8.67	16.6	0.25	Core	South of Acma	Step-Out
	96.5 to 123.8	27.2	4.16	89.3	0.12
	134.0 to 140.0	6.0	3.03	19.7	0.09
	148.0 to 154.7	6.7	3.08	22.0	0.09
	159.9 to 179.2	19.3	3.02	63.4	0.09
	202.0 to 214.0	12.0	7.84	39.4	0.23
	251.0 to 273.0	22.0	3.64	72.2	0.11
DC02-865*	62.0 to 68.1	6.1	3.49	19.9	0.10	Core	South of Acma	Step-Out
DC02-856	138.1 to 145.0	6.9	20.82	22.7	0.61	Core	Akivik	Step-Out
DC02-858	91.0 to 94.9	3.9	12.56	12.8	0.37	Core	Akivik	Step-Out
	101.0 to 108.7	7.7	3.86	25.3	0.11

The drill program and sampling protocol are managed by NovaGold with oversight provided by Qualified Person Phil St. George, Vice President of Exploration and Project Manager for NovaGold Resources. All drill samples were analyzed by fire assay at ALS Chemex Labs in Vancouver, B.C., Canada. Marked drill holes indicate some final assays are still pending.

Mine engineering field work has been initiated at Donlin with geotechnical studies on the tailings impoundment site, the facility site, including studies for the upgrade of the main road access to the property. Environmental baseline studies for mine permitting including subsurface water and air monitoring have also been initiated as well as ongoing surface water studies. Plant and wildlife studies have also been initiated as part of the permitting process.

About NovaGold

A diversified natural resource company, NovaGold acquires and develops precious metal deposits in North America. NovaGold has no long-term debt, and has one of the largest gold resource bases of any junior mining company. The Company generates cash flow to fund exploration and development from its construction aggregate, gold royalties and land development operations in Nome, Alaska. Shares of NovaGold are listed on the Toronto Stock Exchange (symbol NRI). The Company’s shares also trade on the US OTC (symbol NVGLF). The Company has also initiated the process to allow for a listing on the American Stock Exchange. Financial reports and other information and other information are available at www.novagold.net.

For more information on NovaGold contact:

Greg Johnson, Vice President, Corporate Development
Bellingham, Washington, USA
(907) 227-3963
E-mail: Greg.Johnson@NovaGold.net

Tony Hayes, CFA, Investor Relations
Toronto, Ontario, Canada
(416) 368-0882; Toll Free 1 (866) 243-1059
E-mail: Tony.Hayes@NovaGold.net